UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Oaktree Specialty Lending Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67401P 405

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

William J. Tuttle, P.C.

Kirkland & Ellis LLP

1301 Pennsylvania Avenue NW

Washington, DC 20004

(202) 389-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67401P 405	13D	Page 2 of 19 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,335,232 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,335,232 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,335,232 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%
14	Type of Reporting Person PN

(1)	See Item 5 below.

CUSIP No. 67401P 405	13D	Page 3 of 19 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,335,232 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,335,232 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,335,232 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%
14	Type of Reporting Person OO

(1)	Solely in its capacity as general partner of Oaktree Capital Management, L.P.

CUSIP No. 67401P 405	13D	Page 4 of 19 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Atlas OCM Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,335,232 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,335,232 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,335,232 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%
14	Type of Reporting Person OO

(1)	Solely in its capacity as sole managing member of Oaktree Capital Management GP, LLC

CUSIP No. 67401P 405	13D	Page 5 of 19 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF; OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,671,503 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,671,503 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,503 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person OO

(1) Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 67401P 405	13D	Page 6 of 19 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,671,503
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,671,503
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,503
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person PN

CUSIP No. 67401P 405	13D	Page 7 of 19 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person OCM Holdings I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,671,503 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,671,503 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,503 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 67401P 405	13D	Page 8 of 19 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,671,503 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,671,503 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,503 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 67401P 405	13D	Page 9 of 19 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,671,503 (1)
	8	Shared Voting Power 2,335,232 (2)
	9	Sole Dispositive Power 1,671,503 (1)
	10	Shared Dispositive Power 2,335,232 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,006,735 (3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the indirect owner of the class B units of Oaktree Capital Group, LLC.
(2)	Solely in its capacity as the indirect owner of the class B units of Atlas OCM Holdings, LLC.
(3)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. 67401P 405	13D	Page 10 of 19 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Brookfield Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,671,503 (1)
	8	Shared Voting Power 2,335,232 (2)
	9	Sole Dispositive Power 1,671,503 (1)
	10	Shared Dispositive Power 2,335,232 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,006,735 (3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%
14	Type of Reporting Person HC

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.
(2)	Solely in its capacity as the indirect owner of the class A units of Atlas OCM Holdings, LLC.
(3)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. 67401P 405	13D	Page 11 of 19 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Brookfield Asset Management ULC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,335,232 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,335,232 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,335,232 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.0%
14	Type of Reporting Person HC

(1)	Solely in its capacity as the indirect owner of the class A units of Atlas OCM Holdings, LLC.

CUSIP No. 67401P 405	13D	Page 12 of 19 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person BAM Partners Trust
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,671,503 (1)
	8	Shared Voting Power 2,335,232 (1)
	9	Sole Dispositive Power 1,671,503 (1)
	10	Shared Dispositive Power 2,335,232 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,006,735 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.2%
14	Type of Reporting Person HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation.

CUSIP No. 67401P 405	13D	Page 13 of 19 Pages

This statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 21, 2017 (the “Original Statement”) by Oaktree Capital Management, L.P. (“Oaktree”) and the other persons named therein, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 1, 2017 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on May 14, 2019 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on November 27, 2019 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on January 30, 2020 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on December 15, 2020 (“Amendment No. 5”) , Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on March 26, 2021 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on June 2, 2021 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed with the Securities and Exchange Commission on September 22, 2021 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed on January 13, 2022 (“Amendment No. 9”), Amendment No. 10 to Schedule 13D filed on April 1, 2022 (“Amendment No. 10”), Amendment No. 11 to Schedule 13D filed on August 16, 2022 (“Amendment No. 11”), Amendment No. 12 to Schedule 13D filed on January 9, 2023 (“Amendment No. 12”), and Amendment No. 13 to the Schedule 13D filed on February 1, 2023 (“Amendment No. 13” and, together with the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12, the “Prior Statements”), is hereby amended and supplemented by this Amendment No. 14 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Statements. Except as otherwise provided herein, each Item of the Prior Statements remains unchanged.

All share figures in this Amendment No. 14 have been adjusted to give effect to the 1 for 3 reverse stock split completed on January 20, 2023 and effective at the commencement of trading on January 23, 2023.

Item 2. Identity and Background

Item 2 of the Prior Statements is hereby amended and supplemented as follows:

Schedule A to Amendment No. 13 is amended and replaced in its entirety with Schedule A hereto, which sets forth the directors and officers of Brookfield Corporation as of the date hereof.

The section entitled “Oaktree Capital Group, LLC” of Annex A to Amendment No. 10 is amended and replaced in its entirety with Schedule B hereto, which sets forth the directors and officers of Oaktree Capital Group, LLC.

Item 5. Interest in Securities of the Issuer

Items 5(a) – 5(c) of the Prior Statements are amended and restated in their entirety as follows:

As a result of the Voting Agreement described in Item 6 of the Original Statement and Item 3 of Amendment No. 2 among Oaktree and the Tannenbaum Stockholders, Oaktree may be deemed to be beneficially own 2,335,2321 shares, or approximately 3.0%,2 of the issued and outstanding shares of Common Stock, which shares of Common Stock (the “Tannenbaum Shares”) are held by Leonard M. Tannenbaum, the Leonard M. Tannenbaum Foundation and the Tannenbaum Family 2012 Trust (collectively, the “Tannenbaum Stockholders”).

As a result of Oaktree Capital I purchasing 92,000 shares of Common Stock in the open market, acquiring 174,714 shares of Common Stock pursuant to the Merger Agreement and acquiring 1,404,789 shares of Common Stock pursuant the Purchase Agreement (each of which purchases and acquisitions have previously been disclosed), Oaktree Capital I directly holds 1,671,503 shares (collectively, the “Oaktree Shares”), or approximately 2.2%, of the issued and outstanding shares of Common Stock.

[1]

Based on information provided to Oaktree, Oaktree believes that the Tannenbaum Stockholders have sold at least 1,263,483 shares of Common Stock since the filing of the final amendment to their Schedule 13D on January 26, 2023 through July 24, 2023. As such, 2,335,232 represents the maximum number of shares that Oaktree believes the Tannenbaum Stockholders could have held as of such date.

[2]

All percentages of issued and outstanding shares are based on 77,079,811 shares of Common Stock issued and outstanding as of May 2, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 4, 2023.

CUSIP No. 67401P 405	13D	Page 14 of 19 Pages

OCM GP LLC, in its capacity as the general partner of Oaktree, has the ability to direct the management of Oaktree, including the power to direct the decisions of Oaktree regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, OCM GP LLC may be deemed to have indirect beneficial ownership of the Tannenbaum Shares.

Atlas OCM Holdings, in its capacity as the sole managing member of OCM GP LLC, has the ability to direct the management of OCM GP LLC, including the power to direct the decisions of OCM GP LLC regarding the voting and disposition of securities beneficially owned by OCM GP LLC. Therefore, Atlas OCM Holdings may be deemed to have indirect beneficial ownership of the Tannenbaum Shares.

Holdings I, in its capacity as the general partner of Oaktree Capital I, has the ability to direct the management of Oaktree Capital I’s business, including the power to direct the decisions of Oaktree Capital I regarding the voting and disposition of securities held by Oaktree Capital I. Therefore, Holdings I may be deemed to have indirect beneficial ownership of the Oaktree Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities beneficially owned by Holdings I. Therefore, Holdings may be deemed to have indirect beneficial ownership of the Oaktree Shares.

OCG, in its capacity as managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities beneficially owned by Holdings. Therefore, OCG may be deemed to have indirect beneficial ownership of the Oaktree Shares.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities beneficially owned by OCG. In addition, OCGH GP, in its capacity as the indirect owner of the class B units of Atlas OCM Holdings, has the ability to appoint and remove certain directors of Atlas OCM Holdings and, as such, may indirectly control the decisions of Atlas OCM Holdings regarding the voting and disposition of securities beneficially owned by Atlas OCM Holdings. Therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Oaktree Shares and the Tannenbaum Shares.

Brookfield Corporation, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities beneficially owned by Holdings. Brookfield ULC, in its capacity as the indirect owner of the class A units of Atlas OCM Holdings, has the ability to appoint and remove certain directors of Atlas OCM Holdings and, as such, may indirectly control the decisions of Atlas OCM Holdings regarding the voting and disposition of securities beneficially owned by Atlas OCM Holdings. Therefore, Brookfield ULC may be deemed to have indirect beneficial ownership of the Tannenbaum Shares. In addition, as a result of ownership of 75% of the common shares of Brookfield ULC, Brookfield Corporation is also deemed a beneficial owner of the Oaktree Shares and the Tannenbaum Shares beneficially owned by Brookfield ULC. Brookfield Corporation is a party to a voting agreement, dated December 9, 2022, with Brookfield Asset Management Ltd. (which also owns 25% of the common shares of Brookfield ULC) (the “Manager”), pursuant to which the board of directors of Brookfield ULC is fixed at four directors and each of Brookfield Corporation and the Manager have the right to nominate one-half of such directors of Brookfield ULC and have agreed to vote their shares in favor of those four nominated directors.

BAM Class B Partners Inc., as trustee of the BAM Trust, which is the sole owner of Class B Limited Voting Shares of Brookfield Corporation, has the ability to appoint one half of the board of directors of Brookfield Corporation and, as such, may indirectly control the decisions of Brookfield Corporation regarding the voting and disposition of securities beneficially owned by Brookfield Corporation.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock, other than Bruce A. Karsh, who beneficially owns approximately 11,142 shares of Common Stock, and John B. Frank, who beneficially owns approximately 54,262 shares of Common Stock (of which (i) approximately 14,887 shares are held directly by Mr. Frank and (ii) approximately 39,375 shares are held by a member of Mr. Frank’s family and he may be deemed to have voting and/or investment power with respect to, but he has no pecuniary interest in, such shares); provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, other than Mr. Frank with respect to shares of Common Stock directly owned by him.

CUSIP No. 67401P 405	13D	Page 15 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 1, 2023

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Senior Vice President

ATLAS OCM HOLDINGS, LLC

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Senior Vice President

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Senior Vice President

CUSIP No. 67401P 405	13D	Page 16 of 19 Pages

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry E. Orren
Name: Henry E. Orren
Title: Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Managing Director, Legal & Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

CUSIP No. 67401P 405	13D	Page 17 of 19 Pages

SCHEDULE A

BROOKFIELD CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Maureen Kempston Darkes, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Janice Fukakusa, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Bruce Flatt, Director, Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer, Brookfield Asset Management and Brookfield Corporation	Canada

Nicholas H. Goodman, Managing Partner, President and Chief Financial Officer	181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3, Canada	Managing Partner, President and Chief Financial Officer, Brookfield Corporation	United Kingdom

Brian D. Lawson, Director and Vice Chair	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management Inc.	U.S.A.

The Honourable Frank J. McKenna, Director	TDCT Tower 161 Bay Street, 35th Floor Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield Corporation and Deputy Chair of TD Bank Group, Wholesale	Canada

CUSIP No. 67401P 405	13D	Page 18 of 19 Pages

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Lord Augustine Thomas O’Donnell, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Corporate Director	United Kingdom

Hutham S. Olayan, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Chairman of The Olayan Group	U.S.A. and Saudi Arabia

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A.

CUSIP No. 67401P 405	13D	Page 19 of 19 Pages

SCHEDULE B

OAKTREE CAPITAL GROUP, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Mansco Perry	Retired

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Bruce Flatt	Director of Oaktree Capital Group, LLC and Chief Executive Officer of Brookfield Corporation and Brookfield Asset Management Ltd.

Justin B. Beber	Director of Oaktree Capital Group, LLC and Chief Administrative Officer and General Counsel of Brookfield Asset Management, Ltd.

Depelsha T. McGruder	Chief Operating Officer and Treasurer of Ford Foundation

Marna C. Whittington	Retired

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.